November 3, 2011

Kevin Woody, Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington DC, 20549

RE:

BioGeron, Inc. f/k/a Angel Acquisition Corporation

Your Letter of August 4, 2011

Form 10-K for the year ended December 31, 2010

Filed April 11, 2011

File No. 000-32829

Mr. Woody:

This correspondence is in response to your letter dated August 4, 2011 in reference to our filing of the Form 10-K filed April 11, 2011 on the behalf of BioGeron, Inc. f/k/a Angel Acquisition Corp., File No. 000-32829.

Please accept the following responses:

Form 10-K for the year ended December 31, 2010

Financial Statements

Note 7 – Property Held For Resale, page F-13

1. We note that you have a property classified as held for sale since April 2009. Given that the property has been classified as held for sale in excess of a year, tell us how you have considered the guidance in ASC Topic 360-10-45-9 in concluding that the current classification is appropriate.

Answer: The Company executed a Quit Claim Deed in June 2011 transferring the property and related liability to Seven Bonenberger, the Company’s former CEO, in connection with forgiveness of accrued salary of $60,000.  Since the property was not in service during the 2010 fiscal year, and negotiations at year end were ongoing and eventually resulted in the sale, the Company elected to not reflect the property as a long-term asset under ASC Topic 360-10-45-9.

Note 13 – Debt Forgiveness, page F-16

2. Please provide us with a detailed description of the settlement agreement with the holder of your convertible debt. In your response, tell us whether the holder was a related party. Additionally, explain to us whether the holder received any compensation in exchange for entering into the agreement.

Answer: The Company received forgiveness of $1,011,443 on a note payable to an unrelated party of which a substantial amount of the total note payable had previously been repaid. The Company’s previous CEO/Chairman, Steven Bonenberger, received written notice of the forgiveness on the remaining balance of $1,011,443 but never entered into a formal written agreement.

Note 14 – Subsequent Events, page F-16

3. We note your disclosure that the company does not have sufficient authorized shares to settle the conversion of preferred shares issued to the Company’s Chairman. Explain to us how you determined you were able to issue the preferred stock given the lack of available authorized common shares and tell us whether the company has any plans to authorize additional common stock. In addition, please provide us with a schedule detailing all common and preferred stock issuances during the two year period ended December 31, 2010. In your analysis, tell us whether the shares issued were registered or unregistered. To the extent the shares were registered, tell us the date of the initial registration and the total remaining registered but unissued shares remaining after each issuance. To the extent the shares were unregistered, tell us the specific exemption from registration relied upon.

Answer: Vincent Molinari, the Company’s former Chairman, if he wanted to exercise his conversion options he could vote to increase the authorized shares of the registrant. We believe that this effectively puts the ability to increase the shares within the company’s control since the block of shareholder votes would overwhelmingly prevail in a shareholder vote.

See Exhibit A for schedule detailing all common and preferred stock issuance during the two year period ended December 31, 2010.

The Company wishes to acknowledge the following:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Yours very truly,

/s/ Michael Edwards

Michael Edwards

Chief Executive Officer